Karl T. Swanson, SME, MAusIMM
P.O. Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162

Exhibit 99.10

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled “NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada, dated June 28, 2011, which the undersigned has prepared (the “Technical Report”). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Yukon-Nevada Gold Corp. (the “Corporation”) dated March 29, 2012 and the Form 40-F of the Corporation for the fiscal year ended December 31, 2011. The undersigned further consents to the incorporation by reference in Registration Statement on Form S-8 (No. 333-171775) of the Corporation of the extracts from, or summaries of, the Technical Report.

/s/ Karl Swanson, SME, MAusIMM
Karl T. Swanson, SME, MAusIMM
March 29, 2012